UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Epizyme, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29428V104

(CUSIP Number)

George Lloyd, Esq.

RP Management, LLC, 110 E. 59th Street, 33rd Floor

New York, NY 10022

(212) 883-2280

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 31, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RP Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,367,495
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,367,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,367,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON HC, IA

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RPI Finance Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,333,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,333,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,333,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Royalty Pharma Investments 2019 ICAV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,333,334
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,333,334

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,333,334
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pablo G. Legorreta
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 34,367,495
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 34,367,495

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,367,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON HC, IN

Item 1. Security and Issuer

Reference is made to the statement on Schedule 13D jointly filed with the Securities and Exchange Commission (the “Commission”) by RP Management, LLC (“RP Management”), RPI Finance Trust (“RPIFT”), and Pablo G. Legorreta (collectively, the “Reporting Persons”) with respect to the Common Stock, $0.0001 par value (the “Common Stock”) of Epizyme, Inc., a Delaware corporation (the “Issuer”) on November 18, 2019, as amended on February 21, 2021 (the “Original Schedule 13D”). Except as expressly provided herein, this Amendment No. 2 to Schedule 13D (“Amendment No. 2”) does not modify any of the information previously reported in the Original Schedule 13D. The principal executive offices of the Issuer are located at 400 Technology Square, Cambridge, MA 02139.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)

This statement on Schedule 13D is being jointly filed by RP Management, LLC (“RP Management”), RPI Finance Trust (“RPIFT”), Pablo G. Legorreta and Royalty Pharma Investments 2019 ICAV (“RPI 2019 ICAV” and collectively with RP Management, RPIFT, and Mr. Legorreta, the “Reporting Persons”). The Reporting Persons are filing jointly, and the agreement among them to file jointly is attached hereto as Exhibit A and incorporated herein by reference. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.

(b)	The address of the principal business and principal office of each of the Reporting Persons is c/o RP Management, LLC, 110 E. 59th Street, 33rd Floor, New York, NY 10022.

(c)

The principal business of RP Management is to act as the manager of RPIFT and RPI 2019 ICAV and investment vehicles that invest in RPIFT and RPI 2019 ICAV. The principal business of each of RPIFT and RPI 2019 ICAV is to invest in pharmaceutical, biopharmaceutical, medical and/or healthcare assets, including royalties, and equity, debt and hybrid securities of companies in the pharmaceutical, biopharmaceutical, medical and/or healthcare industries, as an investment vehicle managed by RP Management. Mr. Legorreta is the chief executive officer, beneficial owner and sole manager of RP Management. Mr. Legorreta and RP Management may be deemed to have beneficial ownership under Section 13 of the Securities Exchange Act of 1934 (the “Exchange Act”), as amended, of the securities beneficially owned by RPIFT and RPI 2019 ICAV. Pursuant to Exchange Act Rule 13d-4, RP Management and Mr. Legorreta declare that the filing of this statement on Schedule 13D shall not be deemed an admission by either or both of them that they are, for the purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement on Schedule 13D.

(d)	None of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)

None of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)

RP Management is a Delaware limited liability company, RPIFT is a Delaware statutory trust, RPI 2019 ICAV is an Irish collective asset-management vehicle and Mr. Legorreta is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

On November 6, 2019, RPIFT acquired 6,666,667 shares of Common Stock (the “Shares”) and a three-year warrant to purchase 2,500,000 shares of Common Stock (the “Warrant” and together with the Shares, the “Securities”) in a private placement pursuant to that certain Purchase Agreement, dated November 4, 2019, by and between RPIFT and the Issuer (the “Purchase Agreement”). The aggregate purchase price paid by RPIFT to the Issuer for the Securities and other assets acquired pursuant to the Purchase Agreement was $100,000,000. The source of funds for the purchase of the Securities was the working capital of RPIFT. Additionally, pursuant to the Purchase Agreement, the Issuer had the option to sell an additional $50 million of Common Stock to Royalty Pharma until May 6, 2021 at a maximum price of $20.00 per share, provided that the ten-day volume-weighted average trading price of the Common Stock for the ten consecutive trading days immediately preceding the date on which the Issuer exercises such right must be greater than $8.00 per share. The Issuer exercised this option on December 30, 2019 and on February 11, 2020, the Issuer issued and sold to RPIFT 2,500,000 shares of Common Stock (the “Put Shares”) at a price of $20.00 per share. The source of funds for the purchase of the Put Shares was the working capital of RPIFT.

On January 31, 2021, RPI 2019 ICAV acquired an additional 22,666,667 shares of common stock (the “Public Offering Shares”) from the underwriter in an underwritten public offering conducted by the Issuer that closed on January 31, 2022 (the “Public Offering”). The source of funds for the purchase of the Public Offering Shares was the working capital of RPI 2019 ICAV.

On November 6, 2019, Mr. Legorreta was granted an option to purchase 34,408 shares of the Issuer’s common stock, in connection with Mr. Legorreta’s election to the board of directors of the Issuer. This option vested as to 25% on November 6, 2020 and continues to vest as to an additional 2.0833% of the shares at the end of each successive month following November 6, 2020 until the fourth anniversary of the grant date. Within 60 days after January 31, 2022, such option is vested and exercisable with respect to 20,058 shares of the Issuer’s common stock.

On May 29, 2020, Mr. Legorreta was granted an option to purchase 14,103 shares of the Issuer’s common stock, in connection with Mr. Legorreta’s continued service on the board of directors of the Issuer (together with the option described in the foregoing paragraph, the “Director Options”). Such option vested in full on May 29, 2021.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

RPIFT acquired the Securities and the Put Shares for investment purposes. RPI 2019 ICAV acquired the Public Offering Shares for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and expect to engage in discussions with management and the board of directors of the Issuer concerning the business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer.

The Reporting Persons may change their plans or proposals in the future. Depending on various factors including, without limitation, the Issuer’s financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the management and board of directors of the Issuer, price levels of the Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Common Stock or other securities of the Issuer, exercising the Warrant in whole or in part, selling some or all of their Common Stock or engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, to the extent permitted under applicable law. Any such transactions, if they occur at all, may take place at any time and without prior notice. Additionally, in connection with the acquisition of the Securities by RPIFT, the Issuer increased the size of its board of directors by one and appointed Mr. Legorreta, designated by RPIFT, to serve as a Class III member of its board of directors.

Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a)

The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein. The percentage of the Issuer’s Common Stock beneficially owned by the Reporting Persons is based on 162,764,195 shares of Common Stock outstanding as of February 1, 2022, as disclosed in the Issuer’s prospectus supplement dated January 26, 2022, filed with the Securities and Exchange Commission on January 28, 2022, the shares of Common Stock subject to the Warrant, and the Shares beneficially owned by the Reporting Persons.

(b)

The responses to Items 7-13 of the cover pages of this Schedule 13D are incorporated by reference herein. The percentage of the Issuer’s Common Stock beneficially owned by the Reporting Persons is based on 162,764,195 shares of Common Stock outstanding as of February 1, 2022, as disclosed in the Issuer’s prospectus supplement dated January 26, 2022, filed with the Securities and Exchange Commission on January 28, 2022.

(c)

Any exercise of the Director Options, when vested, or sale of the shares issuable upon exercise shall be at the direction of RP Management and the proceeds of the sale of the shares issuable upon exercise shall be delivered to RP Management. The proceeds of the sale of the shares issuable under the Director Options will be offset against the management fee payable to RP Management by certain indirect owners of RPIFT, all of which are managed by RP Management.

(d)

Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares covered by this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Public Offering, RPIFT and Mr. Legorreta each executed an agreement (a “Lock-Up Agreement”) with the underwriter of the Public Offering not to directly or indirectly offer, sell, contract to sell, pledge or otherwise dispose of, or enter into any transaction that is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) any shares of the Issuer’s capital stock or securities exchangeable or exercisable for or convertible into shares of the Issuer’s capital stock, establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to any shares of the Issuer’s capital stock or securities exchangeable or exercisable for or convertible into shares of the Issuer’s capital stock, or publicly announce any intention to do any of the foregoing, in each case until March 27, 2022.

Except for the Lock-Up Agreements or as otherwise set forth in this Schedule 13D, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any Shares. The response to Item 5(c) of this Schedule 13D and the description of the Warrant set forth in Item 3 of this Schedule 13D are incorporated by reference herein.

Item 7. Material	to be Filed as Exhibits

No changes to Item 7 of the Original Schedule 13D are made by this Amendment No. 2, except that the Joint Filing Agreement of the Reporting Persons filed as Exhibit A to the Original Schedule 13D is replaced by the Joint Agreement attached hereto as Exhibit A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RP Management, LLC

February 1, 2022	By:	/s/ Pablo G. Legorreta
Chief Executive Officer

RPI Finance Trust

February 1, 2022	By:	RP Management, LLC, its Administrator

	By:	/s/ Pablo G. Legorreta
Chief Executive Officer

Royalty Pharma Investments 2019 ICAV

February 1, 2022	By:	/s/ Pablo G. Legorreta
Director

Pablo G. Legorreta

February 1, 2022	By:	/s/ Pablo G. Legorreta

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)